[IESI-BFC Ltd. Letterhead]

April 19, 2010

By Hand & Via Edgar

Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC   20549

Re:	IESI-BFC Ltd. (the “Company”) Registration Statement on Form F-4 File No. 333-164402

Dear Ms. Long:

In connection with the comments of the Staff of the Securities and Exchange Commission (the “Commission”) dated April 8, 2010, relating to the above-captioned filing, we hereby acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

IESI-BFC LTD.

By:	/s/ William Chyfetz
	Name:	William Chyfetz
	Title:	Vice President and General Counsel